SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PT Indosat Tbk

(Name of Issuer)

Series B Common Shares, par value Rp. 100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 715680 10 4	PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS Qatar Telecom (Qtel) Q.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 2,217,590,000
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,217,590,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,217,590,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.81%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

CUSIP NO. 715680 10 4	PAGE 3 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Qtel Investment Holdings BSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahrain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 5 below.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D previously filed by Qatar Telecom (Qtel) Q.S.C. (“Qtel”) and Qtel Investment Holdings BSC (“QIH” and together with Qtel, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on March 9, 2007 (the “Original Statement” and, as amended, this “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of PT Indosat Tbk (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

This Statement is filed by Qtel, a corporation organized under the laws of Qatar, and QIH, a corporation organized under the laws of Bahrain and Qtel’s wholly-owned subsidiary. Qtel is Qatar’s exclusive telecommunications provider and one of the largest public companies in that country. Qtel provides a range of telecommunications products including national, international, mobile GSM, Internet and cable television services. The principal offices of Qtel and QIH are located at Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar.

See Annex 2 to Amendment No. 1 for a list of Qtel’s and QIH’s current directors and executive officers, and each of their business address, present principal occupation or employment and citizenship.

During the past five (5) years, none of Qtel, QIH, and to the best of their knowledge, their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to include the following at the end thereof:

On June 6, 2008, Qtel entered into an agreement (the “Share Purchase Agreement”) with STT Communications Ltd (“STT”) to acquire a 100% ownership interest in Indonesia Communications Limited (“ICL”) and Indonesia Communications Pte. Ltd. (“ICP”) (the shares of ICL and ICP to be acquired pursuant to the Share Purchase Agreement are collectively referred to herein as the “Sale Shares”) for aggregate consideration of S$2,400,000,000 (approximately US$1,761,796,347) (the “Consideration”), consisting of a purchase price of S$1,538,934,272 (approximately US$1,126,190,592) for the Sale Shares and the assumption of an aggregate amount of S$861,065,728 (approximately US$627,761,820) in loans payable by ICL and ICP to Asia Mobile Holdings Pte. Ltd. (“AMH”). Qtel intends to finance the transaction with equity, internal accruals, additional debt (if required), and with the proceeds of a contemplated rights issue.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to delete the last two paragraphs thereof and include the following at the end thereof:

On June 6, 2008, Qtel entered into the Share Purchase Agreement, pursuant to which it obtained 100% beneficial ownership interest in the Sale Shares. Qtel entered into the Share Purchase Agreement to acquire interests in the Issuer through ICL and ICP for strategic investment purposes. Pursuant to the Share Purchase Agreement, the shareholders agreement dated March 1, 2007 among AMH, Asia Mobile Holding Company Pte. Ltd. and QIH (the “Shareholders Agreement”), relating to AMH’s interests in the Issuer was terminated.

The Issuer is an Indonesian company that has American Despositary Shares (“ADSs”) listed on the New York Stock Exchange. The Reporting Persons have been advised that, subject to certain exceptions, under Indonesian law, a party that, either directly or indirectly, acquires a 25% ownership interest in a public entity, must make a tender offer to the remaining public shareholders following the acquisition. If required by the Indonesian mandatory tender offer rules Qtel will make a tender offer to acquire the shares and ADSs of the Issuer which it does not own. If not so required, Qtel may, as described in the next paragraph, make an offer for all or a portion of the shares and ADSs of the Issuer which it does not own.

In addition to provisions of law that may require that Qtel make the tender offer described above and other applicable legal or regulatory requirements, Qtel’s actions with respect to the Issuer and its securities will be dependent on numerous factors. Qtel will evaluate the Issuer and its holdings in the Issuer on a continuing basis. Whether Qtel makes any proposals related to the Issuer or shares of the Issuer (“Shares”) and/or ADSs, purchases any additional Shares and/or ADSs or disposes of any Shares and/or ADSs, and the amount and timing of any such transactions, will depend upon Qtel’s continuing assessment of pertinent factors, including the Issuer’s and Qtel’s respective businesses and prospects, other investment opportunities available to Qtel, economic conditions, stock market conditions, the actions of the board of directors and management of the Issuer and of other investors in, and potential purchasers of, Shares and ADSs, the availability of Shares and/or ADSs for purchase at price levels that Qtel considers acceptable and the availability and nature of opportunities to dispose of Qtel’s interest in the Issuer to realize trading profits or minimize trading losses. Depending upon its assessment of these and other factors from time to time, Qtel may change its present intentions and reserves the right to, among other things, (a) hold its investments in the Issuer; (b) dispose of some or all of the Shares and/or ADSs held by Qtel or acquire additional Shares and/or ADSs from third parties (by means of open market or privately negotiated transactions, by tender offer, merger or otherwise, for cash or for other consideration); (c) seek to cause the sale or transfer of assets of the Issuer or any of its subsidiaries; (d) seek to cause material changes in the present capitalization or dividend policy of the Issuer; (e) seek to cause other material changes in the Issuer’s business or corporate structure; (f) seek to make changes in the Issuer’s organizational documents or take other actions which may impede the acquisition of control of the Issuer; (g) seek to acquire or influence control of the Issuer, the means of which may include Issuer board representation; (h) seek to enter into business relationships or transactions with the Issuer; (i) engage in short selling of, swap agreements with respect to or any hedging or similar transaction with respect to the Shares and/or ADSs; (j) enter into contracts, arrangements, understandings or relationships with other investors in, and potential purchasers of, securities of the Issuer; (k) seek to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) seek to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (m) take any other action similar or in addition to those listed above or as otherwise described in this Statement.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

As a result of the Share Purchase Agreement, Qtel may be deemed for purposes of Rule 13d-3 under the Act, to be the beneficial owner of 2,217,590,000 Series B Shares of the Issuer, or 40.81% of the outstanding Series B Shares (based upon 5,433,933,500 Series B Shares outstanding as of March 31, 2008, as reported in the Issuer’s Form 6-K report, dated May 28, 2008), which consist of 2,171,250,000 Series B Shares of the Issuer which are owned beneficially and of record by ICL and 46,340,000 Series B Shares of the Issuer which are owned beneficially and of record by ICP. In addition, as a result of the Share Purchase Agreement, (a) until the Second Completion Date (as defined below) Qtel has the sole power to vote or direct the vote, except for such matters which relate to the appointment and/or resignation of the directors and/or commissioners of the Issuer and the amendment of the articles of association of the Issuer, and the shared power to dispose or direct the disposition of, 2,217,590,000 Series B Shares of the Issuer, (b) following the Second Completion Date Qtel will have the sole power to vote or direct the vote and to dispose or direct the disposition of 2,217,590,000 Series B Shares of the Issuer and (c) QIH may no longer be deemed to be the beneficial owner of any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated to read in its entirety as follows:

On June 6, 2008 (the “First Completion Date”), Qtel entered into the Share Purchase Agreement with STT, pursuant to which Qtel has agreed to purchase 100% of the share capital in ICL for S$1,524,806,506 (approximately US$ 1,118,139,258) and ICP for S$14,127,766 (approximately US$ 10,359,878). The date of the completion of the sale and purchase of the legal ownership of the Sale Shares pursuant to the Share Purchase Agreement (the “Second Completion”) is currently contemplated to occur on June 26, 2008 (or such other business day as may be agreed in writing between the parties) (the “Second Completion Date”). Pursuant to the Share Purchase Agreement, on the First Completion Date Qtel acquired beneficial ownership of the Sale Shares and assumed ICL’s and ICP’s approximately US$627,761,820 of loans made by AMH and on the Second Completion Date Qtel will acquire legal ownership of the Sale Shares. Payment of the Consideration and the occurrence of the Second Completion are not subject to any conditions.

STT, through Asia Mobile Holding Company Pte. Ltd., owns approximately 75% of AMH, Qtel, through QIH, owns approximately 25% of AMH, and prior to entering into the Share Purchase Agreement, AMH owned a 100% interest in ICL and ICP. ICL and ICP own 40.81% of the Series B Shares.

Pursuant to the Share Purchase Agreement, STT and Qtel have agreed, among other things:

• that, on and from the First Completion Date up to the Second Completion Date, AMH shall exercise all voting rights conferred upon it as holder of the Sale Shares in relation to any matter tabled by either ICL or ICP for the approval of AMH (in its capacity as a shareholder of ICL or ICP, as the case may be) in accordance with any written directions or instructions from Qtel;

• that, on and from the First Completion Date up to the Second Completion Date, AMH shall cause each of ICL and ICP to exercise all voting rights conferred upon it as holder of Shares in relation to any matter tabled by the Issuer for the approval of its shareholders in accordance with any written directions or instructions from Qtel, other than such matters relating to the appointment or resignation of directors and/or commissioners of the Issuer and the amendment of the Issuer’s articles of association.

The descriptions of the Share Purchase Agreement contained herein are qualified in their entirety by reference to such document, a copy of which appears as Exhibit 2 to Amendment No. 1.

Other than as set forth in this Statement, neither Qtel nor QIH has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 – Shareholders Agreement previously filed with the Original Statement and incorporated herein by reference.

Exhibit 2 – Share Purchase Agreement.*

*	Certain portions of the Share Purchase Agreement have been omitted pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Act. A complete copy of the Share Purchase Agreement has been submitted to the Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2008

Qatar Telecom (Qtel) Q.S.C. (2)

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

Qtel Investment Holdings BSC (2)

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chairman of the Board

(2)	This Amendment No. 1 is being filed jointly by Qtel and QIH pursuant to the joint filing agreement dated March 9, 2007 included as Annex 1 to the Original Statement and incorporated herein by reference.

Annex 2

The current executive officers and directors of Qtel are listed below. The address of Qtel is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. All positions set forth below opposite an individual’s name refer to positions within Qtel.

Name	Citizenship	Present Principal Occupation or Employment
H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani	Qatar	Chairman of the Board

H.E Sheikh Mohammed Bin Suhaim Al Thani	Qatar	Deputy Chairman of the Board

H.E Mohammed Bin Eisa Al Muhannadi	Qatar	Member of the Board

H.E Saad Mohammed Al Rumaihi	Qatar	Member of the Board

H.E Dr. Abdulla Hussein Al Kubaissi	Qatar	Member of the Board

Mr. Abdulla Zaid Al Talib	Qatar	Member of the Board

Mr. Hamad Abdullah Al Shamsi	Qatar	Member of the Board

Mr. Ali Sharif Al Imadi	Qatar	Member of the Board

Mr. Hareb Masoud Al Darmaki	Qatar	Member of the Board

Mr. Hamad Saeid Mohammad Al Badi	Qatar	Member of the Board

Dr. Nasser Marafih	Qatar	Executive Director, Chief Executive Officer

Mr. Adel Al Mutawa	Qatar	Executive Director, Group Communications (acting)

Mr. Ajay Bahri	Qatar	Executive Director, Group Finance (Chief Financial Officer)

Mr. Waleed Al-Sayed	Qatar	Executive Director, Customer Services

Mr. Nick Dent	United Kingdom	Executive Director, Group Strategy

SH. Fahad Bin Jassim Al-Thani	Qatar	Executive Director, Wireless (Chief Operating Officer)

Mr. Khalid Abdulla AL-Mansouri	Qatar	Executive Director, Business Solutions

Mr. Ahmed Yousef Al-Derbasti	Qatar	Executive Director, International Services

Mr. Ian Charles Dench	United Kingdom	Executive Director, Consumer Services

SH. Saud Bin Nasser Al Thani	Qatar	Executive Director, General Services

Mr. Khalil Ibrahim Al-Emadi	Qatar	Executive Director, Networks

Mr. Mohanna Al-Nuaimi	Qatar	Executive Director (A), Group HR

The current directors of QIH are listed below. QIH does not have any executive officers. The address of QIH is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. All positions set forth below opposite an individual’s name refer to positions within QIH, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Dr. Nasser Marafih	Qatar	Chairman of the Board

Mr. Khalil Ibrahim Al-Emadi	Qatar	Member of the Board

Mr. Abdulla Zaid Al Talib	Qatar	Member of the Board, IT Director of Qatar Petroleum

Mr. Ali Asad Al Emadi	Qatar	Member of the Board, Acting Chief Executive Officer of Qatar National Bank